United States securities and exchange commission logo





                          July 22, 2021

       Zhigeng (David) Fu
       Chief Executive Officer
       GreenVision Acquisition Corp.
       One Penn Plaza 36th Floor
       New York, NY 10019

                                                        Re: GreenVision
Acquisition Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 16, 2021
                                                            Amendment No. 4 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 20, 2021
                                                            File No. 001-39136

       Dear Mr. Fu:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 13,
       2021 letter.

       Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

       Helbiz Inc. Consolidated Financial Statements as of March 31, 2021 and for the three months then ended
       Notes to Consolidated Financial Statements
       16. Subsequent Events, page F-105

   1. We have reviewed your response to comment 6 and the revisions made to page 181 of the proxy statement in
response to our comment. Please also revise Note 16 to the interim financial statements to
explain why you believe the 47,511 additional Class A shares issued to acquire
MiMoto should be accounted for as part of the purchase price for the acquisition
transaction.
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
July 22, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameZhigeng (David) Fu
                                                          Division of
Corporation Finance
Comapany NameGreenVision Acquisition Corp.
                                                          Office of Trade &
Services
July 22, 2021 Page 2
cc:       Michael A. Goldstein, Esq.
FirstName LastName